MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED SEPTEMBER 30, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and nine months ended September 30, 2013 and audited consolidated financial statements for the year ended December 31, 2012, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. All information contained in this MD&A is current as of November 11, 2013 unless otherwise stated.

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Qualified Persons

Leonel Lopez, C.P.G., P.G. of Runge Pincock Minarco (formerly Pincock Allen & Holt) is the independent Qualified Person for the Company. Ramon Davila, Ing., the Company’s Chief Operating Officer and Carlos Wong, M.Sc., Ore Reserves Compliance Manager, are also certified Qualified Persons. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

2013 THIRD QUARTER HIGHLIGHTS

	Third Quarter	Third Quarter			Second Quarter			Year to Date	Year to Date
	2013	2012	Change		2013	Change		2013	2012	Change
Operating
Silver Equivalent Ounces Produced	3,370,457	2,438,085	38%		3,268,117	3%		9,370,366	6,547,526	43%
Silver Ounces Produced (excluding equivalent ounces from by-products)	2,689,237	2,205,237	22%		2,767,966	(3%	)	7,894,867	5,949,288	33%
Payable Silver Ounces Produced(1)	2,609,903	2,127,056	23%		2,689,222	(3%	)	7,523,944	5,781,348	30%
Total Cash Costs per Ounce(2)	$8.84	$9.19	(4%	)	$9.43	(6%	)	$9.23	$9.02	2%
Total Production Cost per Tonne(2)	$43.49	$30.05	45%		$39.57	10%		$38.17	$28.77	33%
Average Realized Silver Price Per Ounce ($/eq. oz.)(2)	$21.58	$30.48	(29%	)	$22.19	(3%	)	$23.98	$30.59	(22%	)
Financial
Revenues ($ millions)	$76.9	$63.6	21%		$48.4	59%		$192.3	$176.2	9%
Mine Operating Earnings ($ millions)	$29.2	$35.8	(19%	)	$14.3	104%		$78.1	$102.6	(24%	)
Net Earnings ($ millions)	$16.3	$24.9	(34%	)	$0.2	10100%		$43.0	$66.5	(35%	)
Operating Cash Flows Before Movements in Working Capital and Income Taxes ($ millions)	$37.2	$35.9	4%		$34.8	7%		$116.9	$103.6	13%
Cash and Cash Equivalents ($ millions)	$67.5	$72.8	(7%	)	$78.9	(14%	)	$67.5	$72.8	(7%	)
Working Capital ($ millions)	$69.6	$84.0	(17%	)	$80.4	(13%	)	$69.6	$84.0	(17%	)
Shareholders
Earnings Per Share ("EPS") - Basic	$0.14	$0.22	(35%	)	$0.00	10102%		$0.37	$0.61	(40%	)
Cash Flow Per Share(2)	$0.32	$0.31	2%		$0.30	6%		$1.00	$0.95	5%
Weighted Average Shares Outstanding for the Periods	116,903,753	115,307,418	1%		116,921,685	(0%	)	116,906,807	108,872,377	7%

(1)	Payable Silver Ounces Produced is equivalent to Silver Ounces Produced less metal deductions from smelters and refineries.

(2)

The Company reports non-GAAP measures which include Total Cash Costs per Ounce, Total Production Cost per Tonne, Average Realized Silver Price per Ounce and Cash Flow Per Share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See Reconciliation to IFRS on pages 19 to 21.

OPERATIONAL HIGHLIGHTS

  Silver equivalent production in the third quarter increased to a record 3,370,457 ounces, an increase of 3% compared to 3,268,117 ounces in the previous quarter. The new Del Toro Silver Mine contributed 567,723 ounces of production in the third quarter, an increase of 14% compared to 499,357 ounces in the previous quarter.

  Compared to the same quarter of the prior year, silver equivalent production increased by 38% primarily attributed to additional production from Del Toro, improved head grade and tonnage milled at La Parrilla and San Martin, and the plant expansion at La Guitarra from 350 tonnes per day (“tpd”) to the current 500 tpd.

  Cash costs per ounce in the third quarter of 2013 was $8.84, a decrease of 6% from $9.43 in the previous quarter and a decrease of 4% compared to $9.19 in the third quarter of 2012. The decrease in cash cost compared to the same quarter of the prior year was primarily attributed to an increase in by-product credits.

  Production cost was $43.49 per tonne in the third quarter, an increase of 10% from $39.57 in the previous quarter. Compared to the third quarter of 2012, production cost per tonne increased by 45% from $30.05 primarily due to addition of the Del Toro mine, which had a higher production cost of $55.35 per tonne.

  Phase 2 construction of the Del Toro Silver Mine, which includes the addition of a 1,000 tpd cyanidation circuit, is now substantially completed and commissioning began on October 20th , bringing the total production capacity to 2,000 tpd. The first production of silver doré bars is planned for November 20th , 2013.

  To conserve capital in a reduced silver price environment, management is altering its capital investment and production plan for the Del Toro mine. Management has decided to delay the ramp up to 4,000 tpd to the year 2015. With some minor plant and process modifications, the Company is planning to accelerate the ramp up of the cyanidation circuit to 2,000 tpd by January 2014, and further ramping up to 2,250 tpd by the end of 2014; however, the Company will be reducing the flotation circuit production plan from 1,000 tpd to approximately 550 tpd during 2014. Capital investments will be delayed for the installation of one of the two SAG mills and the completion of the San Juan shaft. Despite the delay of these investments, the Del Toro plant is capable of ramping up production to a total of 3,000 tpd during 2014. Management believes this plan will yield production of approximately 3.1 million silver ounces or 3.3 million ounces of silver equivalents from Del Toro during 2014, while effectively reducing the treatment costs of concentrates.

  The Company’s expansion project at the San Martin Silver Mine was completed in October 2013. Portions of the plant upgrade such as new tanks and clarifiers showed improvements in production, recoveries, and higher quality silver doré during the third quarter of 2013. The production ramp up will increase from 900 tpd to 1,200 tpd in the fourth quarter with no delays in achieving commercial production levels and qualities. Due to a decision to swap-out the older 8.5’ x 12’ ball mill for a newer, larger, and more reliable 9.5’ x 12’ ball mill, full capacity to 1,300 tpd is now expected to be reached in the first quarter of 2014.

  At La Guitarra, total cash cost per ounce in the third quarter were reduced by 57% to $5.63 per ounce, compared to $13.21 per ounce in the previous quarter. As a result of a new smelting and refining agreement, the Company achieved a significant $4.78 per ounce reduction in treatment charges and transportation costs. The 57% decrease was primarily attributed to the smelting and refining costs and also an increase in gold by- product credits.

FINANCIAL HIGHLIGHTS

  Net earnings for the third quarter of 2013 were $16.3 million (EPS of $0.14), compared to net earnings of $0.2 million (EPS of $nil) in the second quarter of 2013 and net earnings of $24.9 million (EPS of $0.22) in the third quarter of 2012. Net earnings in the current quarter includes approximately 650,000 ounces of silver sales that were suspended in finished goods inventories during the end of the second quarter.

  Adjusted EPS (a non-GAAP measure) for the third quarter of 2013 was $0.22, after excluding non-cash and non-recurring items, such as deferred income taxes, share-based payments, write-down on available-for-sale marketable securities, gains from investment in silver futures, marketable securities, and fair value adjustment of the prepayment facility.

  Generated revenues of $76.9 million for the third quarter of 2013, an increase of 59% compared to the second quarter of 2013. Higher revenues were primarily due to an increase of 57% or 1,407,022 ounces in payable equivalent silver ounces sold, which included suspended sales from the second quarter that were sold in the third quarter. This was partially offset by a 3% decrease in average realized silver price per ounce. Compared to the third quarter of 2012, revenues increased by 21% due to a 75% increase in payable equivalent silver ounces sold, offset by a 29% decrease in average realized price per ounce.

  Recognized mine operating earnings of $29.2 million compared to $14.3 million in the previous quarter and $35.8 million in the third quarter of 2012. The increase in mine operating earnings compared to the second quarter of 2013 was attributed to the sale of the finished goods inventories that were built up at the end of the second quarter, and a 3% increase in production, but offset by higher depletion, depreciation and amortization related to the increased production rates and the addition of plant, equipment and mineral properties related to San Martin and Del Toro mines.

  Cash flows from operations before movements in working capital and income taxes (an additional GAAP measure) in the third quarter of 2013 increased by 7% to $37.2 million ($0.32 per share) compared to $34.8 million ($0.30 per share) in the second quarter of 2013, and increased by 4% compared to $35.9 million ($0.31 per share) in the third quarter of 2012. The increase in cash flows from operations compared to the previous quarter was attributed to higher gross margin as a result of the second quarter suspended sales of approximately 650,000 ounces of silver that were sold in the third quarter and higher mine operating earnings.

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2013			2012				2011
Production Highlights	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Ore processed/tonnes milled
La Encantada	248,578	269,517	368,679	407,221	388,462	382,172	337,940	369,310
La Parrilla	189,664	193,470	204,660	186,434	175,630	169,786	147,938	121,109
Del Toro (1)	77,439	74,193	45,391	-	-	-	-	-
San Martin	78,284	85,483	80,046	77,803	72,257	63,841	72,305	74,584
La Guitarra(2)	47,380	45,735	31,581	30,160	30,339	-	-	-
Consolidated	641,345	668,398	730,357	701,618	666,688	615,799	558,183	565,003
Silver ounces produced
La Encantada	900,077	1,104,973	1,116,732	1,099,154	1,068,863	1,022,094	846,391	1,076,096
La Parrilla	866,710	710,979	725,218	758,692	708,021	690,954	719,143	628,836
Del Toro (1)	416,716	369,772	148,084	-	-	-	-	-
San Martin	339,099	371,301	259,884	253,212	238,514	204,200	261,269	252,725
La Guitarra(2)	166,635	210,941	187,746	200,088	189,839	-	-	-
Consolidated	2,689,237	2,767,966	2,437,664	2,311,146	2,205,237	1,917,248	1,826,803	1,957,657
Silver equivalent ounces produced
La Encantada	931,027	1,132,399	1,136,603	1,117,254	1,090,966	1,041,292	861,506	1,092,189
La Parrilla	1,208,635	952,819	906,192	931,718	851,628	843,307	860,739	738,919
Del Toro (1)	567,723	499,357	176,495	-	-	-	-	-
San Martin	377,816	402,798	276,442	267,635	257,688	217,623	284,974	270,420
La Guitarra(2)	285,256	280,744	236,060	246,319	237,803	-	-	-
Consolidated	3,370,457	3,268,117	2,731,792	2,562,926	2,438,085	2,102,222	2,007,219	2,101,528
Cash cost per ounce
La Encantada	$10.70	$8.85	$8.79	$7.87	$8.19	$8.35	$9.69	$7.49
La Parrilla	$6.54	$9.20	$7.36	$8.48	$8.58	$8.35	$8.14	$8.22
Del Toro (1)	$9.29	$8.20	$-	$-	$-	$-	$-	$-
San Martin	$10.34	$10.91	$13.87	$12.88	$12.96	$12.75	$8.67	$9.70
La Guitarra(2)	$5.63	$13.21	$16.85	$18.45	$13.62	$-	$-	$-
Consolidated	$8.84	$9.43	$9.49	$9.26	$9.19	$8.83	$8.96	$8.01
Production cost per tonne
La Encantada	$37.50	$34.70	$25.65	$20.06	$21.52	$21.30	$23.27	$20.78
La Parrilla	$40.82	$37.79	$31.78	$32.39	$36.32	$33.46	$38.87	$42.46
Del Toro (1)	$55.35	$40.38	$-	$-	$-	$-	$-	$-
San Martin	$53.13	$52.62	$48.18	$45.46	$45.94	$43.66	$38.64	$38.64
La Guitarra(2)	$50.25	$49.90	$62.01	$68.59	$65.09	$-	$-	$-
Consolidated	$43.49	$39.57	$31.79	$28.24	$30.05	$26.97	$29.24	$27.47

(1)	The Del Toro Silver Mine was inaugurated on January 23, 2013 and achieved commercial production on April 1, 2013.
(2)	The above table only includes La Guitarra’s operating results since the mine was acquired by the Company on July 3, 2012.

Consolidated Production Results for the Three and Nine Months Ended September 30, 2013, and 2012

Quarter Ended September 30		CONSOLIDATED FIRST MAJESTIC	Year to Date Ended September 30,
2013	2012	RESULTS	2013	2012
641,345	666,688	Ore processed/tonnes milled (3)(4)	2,040,100	1,840,670
202	167	Average silver grade (g/t)	194	169
65%	62%	Recovery (%)	62%	59%
2,689,237	2,205,237	Total silver ounces produced	7,894,867	5,949,288
-	-	Pre-commercial silver ounces produced (3)(4)	148,084	28,639
2,689,237	2,205,237	Commercial silver ounces produced	7,746,783	5,920,649
2,609,903	2,127,056	Payable silver ounces produced (1)	7,523,944	5,781,348
2,942	1,537	Gold ounces produced	6,521	2,681
8,543,551	3,307,944	Pounds of lead produced	18,548,204	9,489,815
2,232,881	844,953	Pounds of zinc produced	6,810,352	3,589,569
5,203	4,673	Tonnes of iron ore produced	14,633	13,897
3,370,457	2,438,085	Total production - ounces silver equivalent	9,370,366	6,547,526
$8.84	$9.19	Total cash cost per ounce (1)(3)(4)	$9.23	$9.02
$10.69	$9.41	Total production cost per ounce (1)(2)(3)(4)	$10.12	$9.12
$43.49	$30.05	Total production cost per tonne (1)(2)(3)(4)	$38.17	$28.77
10,923	14,595	Underground development (m)	39,977	42,465
7,823	44,670	Diamond drilling (m)	50,254	109,829

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 19.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3)

The cyanidation circuit for the La Parrilla mill expansion project was commissioned effective March 1, 2012. During the quarter ended March 31, 2012, the net margin of $0.6 million (Revenue of $1.0 million less costs of sales of $0.4 million) in connection with the sale of 30,456 ounces of silver equivalent during the pre-operating period was recorded as a reduction of assets under construction. The tables above include the production from the cyanidation circuit expansion, however, average silver grade, recovery, total cash costs per ounce, production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 9,118 tonnes of ore processed and 30,456 ounces of silver equivalent during the quarter ended March 31, 2012.

(4)

During the quarter ended March 31, 2013, the Del Toro mine had not achieved commercial stage of production. Therefore, pre-operating revenue of $3.5 million and cost of sales of $4.8 million were capitalized as assets under construction during the quarter ended March 31, 2013. As at April 1, 2013, management concluded the 1,000 tpd flotation plant was commissioned and all revenues and expenses ceased to be capitalized and began to be treated as operating in nature. The table above includes the production from the Del Toro mine, however, total cash costs per ounce, total production cost per ounce and total production cost per tonne exclude pre-commercial stage production of 45,391 tonnes of ore processed and 148,084 ounces of silver ounces produced.

Production

Total production for the third quarter of 2013 increased by 38% to 3,370,457 ounces of silver equivalent compared to the 2,438,085 ounces of silver equivalent produced in the third quarter of 2012. Production in the third quarter consisted of 2,689,237 ounces of silver, 2,942 ounces of gold, 8,543,551 pounds of lead, 2,232,881 pounds of zinc and 5,203 tonnes of iron ore, compared to 2,205,237 ounces of silver, 1,537 ounces of gold, 3,307,944 pounds of lead, 844,953 pounds of zinc and 4,673 tonnes of iron ore produced in the third quarter of 2012. The increase in production was primarily due to production contributed from the new Del Toro mine, as well as improvements in tonnes milled, head grades and recoveries at La Parrilla and upgrades at the San Martin processing plant. Compared to the second quarter of 2013, production increased by 3% from 3,268,117 ounces of silver equivalents, which consisted of 2,767,966 ounces of silver, 1,995 ounces of gold, 5,946,539 pounds of lead, 2,898,093 pounds of zinc and 5,076 tonnes of iron ore.

Total ore processed during the third quarter amounted to 641,345 tonnes milled, representing a slight decrease of 4% over the previous quarter due to the effects of two major hurricanes which struck Mexico during the quarter combined with a break-down in the old crushing and grinding circuit at the La Encantada mine.

Cash Cost per Ounce

Total cash cost per ounce, a non-GAAP measure, for the third quarter of 2013 was $8.84 per ounce of payable silver compared to $9.43 in the second quarter of 2013 and $9.19 in the third quarter of 2012.

Cash cost per ounce for the third quarter consists of production costs of $10.69 per ounce, transportation, smelting and refining costs of $3.02 per ounce, royalty cost (La Parrilla’s Quebradillas mine) of $0.06 per ounce, offset with by-product credits of $4.93 per ounce. Compared to the third quarter of 2012, the decrease in cash cost per ounce of $0.35 was primarily attributed to $2.11 increase in by-product credits per ounce, offset by $1.28 increase in production costs per ounce, and a $0.49 increase in transportation, smelting and refining costs. Compared to the same quarter of the prior year, silver equivalent ounces from by-products increased by 193%, which contributed to a significant increase in by-product credits per ounce. Higher levels of by-products production also had an incremental impact on production costs and transportation, smelting and refining costs on a silver ounce basis as the silver equivalent ounces do not contribute to the denominator in the cash cost calculation. By-product credits increased due to the additional production from the new Del Toro flotation plant, an increase in lead and zinc production from the La Parrilla flotation plant, as well as higher gold production from the La Guitarra and San Martin mines.

Head Grades and Recoveries

The overall average head grade for the third quarter of 2013 was 202 grams per tonne (“g/t”), a 21% increase compared to 167 g/t in the third quarter of 2012 and 1% increase compared to 201 g/t in the second quarter of 2013. The increase from the same quarter of the prior year was primarily attributed to 33% increase in head grades from La Encantada due to a higher proportion of fresh ore being processed, 23% higher grades from San Martin as the mine began extracting ore from the Rosario mine during the quarter, 12% higher grades from La Parrilla, offset by 40% lower head grade from the La Guitarra mine as production ore came from areas within the La Guitarra vein which contained higher gold grades in conjunction with lower silver grades.

Combined recoveries of silver for all mines in the third quarter were 65%, a slight increase compared to 64% in the second quarter of 2013 due to improved recoveries at San Martin and a recovery rate of 69% at Del Toro for its second quarter of commercial production. Comparatively, average recoveries were 62% in the third quarter of 2012.

Development and Exploration

A total of 10,923 metres of underground development was completed in the third quarter of 2013, a decrease of 19% compared to 13,479 metres completed in the previous quarter. This decrease is part of a planned reduction of capital expenditures that began in the second quarter in light of the current commodity price environment. However, the Company’s expansionary development programs were carefully reviewed and focused on preparing underground accesses and stopes for increased production rates over the next two years to ensure that development cutbacks do not impact future production guidance.

During the third quarter of 2013, a total of 7,823 metres were drilled over 61 holes consisting primarily of definition drilling and surface exploration drilling, representing a 69% decrease from the 25,469 metres drilled in the second quarter of 2013 and 82% decrease from the 44,670 metres drilled in the third quarter of 2012. As indicated in the previous quarter, the Company has decided to reduce its drilling program, with the majority of metres planned to be drilled by the Company’s own personnel and equipment and only for the support of mining production, as well as a current focus on preparing resource estimations for the future NI 43-101 technical reports. There are currently six active drill rigs at the Company’s five operating mines, three of which are located at the La Encantada mine. The reduced drilling program is estimated to delay the release of the planned NI 43-101 Technical Report updates to mid-2014 at the earliest, depending on drilling progress achieved.

During the third quarter of 2013, the Company spent $21.3 million on its mineral properties and a further $26.0 million on plant and equipment. This compares to $24.9 million on its mineral properties and $25.1 million on plant and equipment in the previous quarter, and $17.0 million invested in mineral properties and $22.3 million in plant and equipment in the third quarter of 2012. Capital expenditures have decreased compared to the prior quarter due to the reduction of exploration diamond drilling and underground development due to recent planned budget reductions.

La Encantada Silver Mine, Coahuila, Mexico
Production Results for the Three and Nine Months Ended September 30, 2013 and 2012

Quarter Ended September 30		LA ENCANTADA	Year to Date Ended September 30,
2013	2012	4,000 tpd Cyanidation Plant	2013	2012
248,578	388,462	Ore processed/tonnes milled	886,774	1,108,574
228	171	Average silver grade (g/t)	227	173
49%	50%	Recovery (%)	48%	48%
900,077	1,068,863	Total silver ounces produced	3,121,782	2,937,348
896,477	1,063,652	Payable silver ounces produced (1)	3,107,483	2,922,661
61	86	Gold ounces produced	184	168
5,203	4,673	Tonnes of iron ore produced	14,633	13,897
931,027	1,090,966	Total production - ounces silver equivalent	3,200,029	2,993,764
$10.70	$8.19	Total cash cost per ounce (1)	$9.37	$8.68
$10.40	$7.86	Total production cost per ounce (1)(2)	$9.06	$8.34
$37.50	$21.52	Total production cost per tonne (1)(2)	$31.73	$21.97
3,195	3,328	Underground development (m)	10,922	10,784
2,928	4,715	Diamond drilling (m)	9,224	16,204

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 19.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

The La Encantada Silver Mine is a producing underground mine located in the northern Mexico State of Coahuila, 708 kilometres north east of Torreon, accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada mine consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 kilometres away via mostly-paved road. The Company owns 100% of the La Encantada Silver Mine.

A total of 931,027 equivalent ounces of silver were produced by the La Encantada plant during the third quarter of 2013. Production in the third quarter of 2013 decreased 18% compared to the 1,132,399 equivalent ounces of silver produced in the second quarter of 2013 and 15% compared to the 1,090,966 equivalent ounces of silver produced in the third quarter of 2012. The decrease in production during the third quarter was attributed to the breakdown that occurred in the gear and motor at ball mill #1, resulting in the ball mill to remain offline for a period of 6 weeks. The Company also used this repair period to do a complete overhaul of the ball mill and its foundation in order to have a more continuous and reliable operation in the future.

Tonnage milled in the third quarter decreased 8% to 248,578 tonnes compared to 269,517 tonnes processed in the second quarter of 2013, and decreased 36% compared to the 388,462 tonnes processed in the third quarter of 2012 due to the breakdown at ball mill #1. A complete upgrade of the motor foundation and gear system was required, resulting in the reduction of fresh ore processing from the planned 62,640 tonnes to 33,819 tonnes in the period, while old tailings sent to the plant were increased from the planned 27,000 tonnes to 45,379 tonnes to compensate for the down time of the ball mill. The reduction of fresh ore and the increase of the old tailings feed produced an average head grade of 228 g/t which is a decrease of 8% compared to 247 g/t in the second quarter of 2013, but increased 33% compared to 171 g/t in the third quarter of 2012. Ball mill #1 is now fully operational and fresh ore tonnage and silver grades returned to normal levels while recoveries are back to approximately 52%.

Since the second quarter of 2013, the mix of fresh ore to old tailings processed through the plant was altered by reducing the tailings feed by almost 50% while slightly increasing the feed of fresh ore. The result was a reduction in total throughput in the third quarter with an average of 2,959 tpd consisting of an average of 1,611 tpd of fresh mine ore and 1,349 tpd of old tailings. The reduction of tonnage milled resulted in various cost savings, such as reduction in cyanide consumption and equipment operating costs at the mill. However, with the increase of fresh ore from the mine and reduction of old tailings, the cost per tonne of production has increased. Total production cost per tonne for La Encantada was $37.50 during the third quarter compared to $34.70 in the previous quarter while cash cost per ounce has increased 21% from $8.85 in the second quarter to $10.70 in the current quarter. The increase in cash cost per ounce was attributed to the 19% decrease in silver ounces produced in the third quarter, as operating costs remained fairly constant but less tonnage was processed and fewer silver ounces were produced resulting in dis-economies of scale.

A total of 3,195 metres were developed underground in the third quarter of 2013 compared to 3,597 metres in the second quarter of 2013 and 3,328 metres in the third quarter of 2012. Currently, the primary areas of focus are the surrounding ore bodies of the Milagros and San Javier breccia pipes. Additionally, mine development and production continues from the San Francisco vein and the “990” and “990-2” chimneys. At the newly discovered Regalo vein, a new high volume area of breccia was prepared for long-hole drilling aimed at increasing the production of fresh ore to a rate of 2,000 tpd by mid-2014.

During the third quarter, the Company operated three drill rigs and completed a total of 2,928 metres of diamond drilling compared to 2,140 metres in the second quarter of 2013, representing an increase of 37%, and a decrease of 38% from the 4,715 metres in the third quarter of 2012. The increase in drilling is related to the Company’s plan to define resources in preparation for an updated NI 43-101 Technical Report with a cut-off date of June 30, 2014. The Company’s original plan of having an updated NI 43-101 Technical Report released prior to year end will be delayed until late 2014 due to budget cuts and the need to complete its drilling plans by the cut-off date.

La Parrilla Silver Mine, Durango, Mexico
Production Results for the Three and Nine Months Ended September 30, 2013 and 2012

Quarter Ended September 30		LA PARRILLA	Year to Date Ended September 30,
2013	2012	2,000 tpd (1,000 tpd Cyanidation & 1,000 tpd Flotation)	2013	2012
189,664	175,630	Ore processed/tonnes milled (3)	587,794	493,354
182	163	Average silver grade (g/t)	160	171
78%	77%	Recovery (%)	76%	78%
866,710	708,021	Total silver ounces produced	2,302,907	2,118,118
-	-	Pre-commercial silver ounces produced (3)	-	28,639
866,710	708,021	Commercial silver ounces produced	2,302,907	2,089,479
842,328	684,919	Payable silver ounces produced (1)	2,232,965	2,016,200
277	245	Gold ounces produced	777	605
5,715,018	3,307,944	Pounds of lead produced	13,022,051	9,489,815
1,736,809	844,953	Pounds of zinc produced	5,122,384	3,589,569
1,208,635	851,628	Total production - ounces silver equivalent	3,067,646	2,555,674
$6.54	$8.58	Total cash cost per ounce (1)(3)	$7.63	$8.35
$9.19	$9.31	Total production cost per ounce (1)(2)(3)	$9.66	$8.66
$40.82	$36.32	Total production cost per tonne (1)(2)(3)	$36.68	$36.04
2,213	5,122	Underground development (m)	9,015	15,408
177	9,201	Diamond drilling (m)	10,725	21,586

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 19.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3)

The cyanidation circuit for the La Parrilla mill expansion project was commissioned effective March 1, 2012. During the quarter ended March 31, 2012, the net margin of $0.6 million (Net Revenue of $1.0 million less Costs of Sales of $0.4 million) in connection with the sale of 30,456 ounces of silver equivalent during the pre-operating period was recorded as a reduction of construction in progress. The tables above include the production from the cyanidation circuit expansion, however, average silver grade, recovery, total cash costs per ounce, production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 9,118 tonnes of ore processed and 30,456 ounces of silver equivalent during the quarter ended March 31, 2012.

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, Mexico, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel road-ways. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, buildings, offices and associated infrastructure.

The plant, including flotation and cyanidation circuits, was operating at a combined average throughput of 2,258 tpd in the third quarter of 2013. In the cyanidation circuit, the construction of three new leaching tanks is now completed and is expected to allow for longer leaching time with the objective of further increasing recoveries in cyanidation.

Total production at the La Parrilla mine was 1,208,635 equivalent ounces of silver in the third quarter of 2013, which was an increase of 27% compared to 952,819 equivalent ounces in the second quarter of 2013 due to an increase in grade and recoveries of lead and zinc, and an increase of 42% compared to the third quarter of 2012, due to 12% increase in head grades and 8% increase in tonnage processed. The composition of the silver equivalent production in the third quarter of 2013 consisted of 866,710 ounces of silver, 277 ounces of gold, 5,715,018 pounds of lead and 1,736,809 pounds of zinc. This compares with a composition of 710,979 ounces of silver, 211 ounces of gold, 3,978,798 pounds of lead and 1,758,510 pounds of zinc produced in the second quarter of 2013, and 708,021 ounces of silver, 245 ounces of gold, 3,307,944 pounds of lead and 844,953 pounds of zinc in the third quarter of 2012.

In the third quarter of 2013, a total of 189,664 tonnes of ore were processed at La Parrilla, representing a decrease of 2% when compared with the 193,470 tonnes processed in the second quarter of 2013, and an increase of 8% when compared with the 175,630 tonnes processed in the third quarter of 2012. During the quarter, 97,196 tonnes or 51% of the total ore were extracted from the open pit area at the Quebradillas mine with an average grade of 124 g/t compared to 81,949 tonnes with an average grade of 110 g/t in the second quarter of 2013, causing the average grade to increase from 153 g/t in the second quarter to 182 g/t in third quarter of 2013. Combined recovery levels of silver for both circuits in the third quarter were 78% compared to 75% in the second quarter of 2013 and 77% in the third quarter of 2012.

A total of 2,213 metres of underground development were completed in the third quarter of 2013, compared to 3,088 metres in the second quarter of 2013 and 5,122 metres in the third quarter of 2012. The Company continued a reduced pace of construction for the extensive underground ore haulage at Level 11. The new San José production shaft, currently being slashed, has proceeded to 25 metres below the surface from the head of the shaft with a cost of $0.4 million in the third quarter. A total of $0.5 million was spent on underground Level 11 with 286 metres developed during the quarter. This new haulage and underground electric rail system will consist of 5,000 metres of development and a shaft of 260 vertical metres and will eventually replace the current less efficient above-ground system of trucking ore to the mill. Once completed, this investment is eventually expected to improve ore logistics, ultimately reducing overall operating costs and thereby delivering operational efficiencies. However, with the recent reduction of capital expenditure budget, the pace of this project has been reduced and is now expected that the $20 million budget will be spread over 2014 and into early 2015 rather than being completed by mid-2014.

A total of 177 metres of diamond drilling were completed in the third quarter of 2013 compared to 4,065 metres of diamond drilling in the second quarter of 2013 and 9,201 metres in the third quarter of 2012. One drill rig was operating during the quarter and one rig will remain active for the remainder of the year following the recent budget cuts. The focus of the current exploration program has been the Rosarios, Quebradillas, Vacas, San Marcos, La Intermedia and La Blanca mines, as well as the Viboras, San Nicolas and the newly discovered La Estrella vein areas. The results from this exploration program are expected to be included in an updated NI 43-101 Technical Report which will now be delayed until the first half of 2014, due to budget cuts.

Del Toro Silver Mine, Zacatecas, Mexico
Production Results for the Three and Nine Months Ended September 30, 2013 and 2012

Quarter Ended September 30		DEL TORO	Year to Date Ended September 30,
2013	2012	1,000 tpd Flotation Plant	2013	2012
77,439	n/a	Ore processed/tonnes milled	197,023	n/a
244	n/a	Average silver grade (g/t)	215	n/a
69%	n/a	Recovery (%)	68%	n/a
416,716	n/a	Total silver ounces produced	934,572	n/a
-	n/a	Pre-commercial silver ounces produced	148,084	n/a
416,716	n/a	Commercial silver ounces produced	786,488	n/a
400,047	n/a	Payable silver ounces produced (1)	752,732	n/a
74	n/a	Gold ounces produced	183	n/a
2,828,533	n/a	Pounds of lead produced	5,526,153	n/a
496,072	n/a	Pounds of zinc produced	1,687,968	n/a
567,723	n/a	Total production - ounces silver equivalent	1,243,575	n/a
$9.29	n/a	Total cash cost per ounce (1)(2)	$8.78	n/a
$10.72	n/a	Total production cost per ounce (1)(2)	$9.68	n/a
$55.35	n/a	Total production cost per tonne (1)(2)	$48.03	n/a
1,817	3,150	Underground development (m)	8,983	8,580
2,856	11,365	Diamond drilling (m)	10,630	31,379

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 19.

(2)

During the three months ended March 31, 2013, the Del Toro mine had not achieved commercial stage of production. Therefore, pre- operating revenue of $3.5 million and cost of sales of $4.8 million were capitalized as assets under construction during the quarter ended March 31, 2013. As at April 1, 2013, management concluded that the 1,000 tpd flotation plant was commissioned and all revenues and expenses ceased to be capitalized and began to be treated as operating in nature. The table above includes the production from the Del Toro mine, however, total cash costs per ounce, total production cost per ounce and total production cost per tonne exclude pre- commercial stage production of 45,391 tonnes of ore processed and 148,084 ounces of silver ounces produced.

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine where construction of a 4,000 tpd dual-circuit flotation / cyanidation plant is currently underway. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. First Majestic owns 100% of the Del Toro Silver Mine.

In October 2013, the Company entered into an option agreement to acquire two adjacent mineral properties, namely the Chalchihuites and Navidad properties. The two properties consist of 441 hectares of mineral rights. Once the Chalchihuites option is fully exercised, the total purchase price will amount to $1,500,000. An amount of $834,000 has been paid with the balance of $666,000 payable in four equal annual payments beginning in October 2014 and ending in October 2017. Once the Navidad option is fully exercised, the total purchase price will amount to $730,000. Of this amount, $20,000 has been paid, $60,000 will be payable in 2014 and the remaining balance of $650,000 will be payable by October 2015.

Also, in October 2013, the Company entered into an option agreement to acquire two additional mineral properties, namely the Milagros and Zaragosa properties. The two properties consist of 18 hectares of mineral rights. Once the option is fully exercised, the total purchase price will amount to $518,000. An amount of $129,000 has been paid with the balance of $389,000 payable in four equal semi-annual payments beginning in April 2014 and ending in October 2015.

Phase 2 of construction, including leaching tanks, thickeners, the Merrill-Crowe area, the clarification circuit, the installation of two precipitate filter presses, two induction furnaces and two tailings filters is now completed. Commissioning of the cyanidation plant began on October 20th and first pouring of doré is expected in late November. Once fully commissioned, which is expected by the end of November, the cyanidation circuit will have a total designed operating capacity of 2,000 tpd.

To conserve capital in a reduced silver price environment, management is altering its capital investment and production plan for the Del Toro mine. Management has decided to delay the ramp up to 4,000 tpd to the year 2015. With some minor plant and process modifications, the Company is planning to accelerate the ramp up of the cyanidation circuit to 2,000 tpd by January 2014, and further ramping up to 2,250 tpd by the end of 2014; however, the Company will be reducing the flotation circuit production plan from 1,000 tpd to approximately 550 tpd during 2014. Capital investments will be delayed for the installation of one of the two SAG mills and the completion of the San Juan shaft. Despite the delay of these investments, the Del Toro plant is capable of ramping up production to 3,000 tpd during 2014. Oxide ore to process in 2014 will come from a combination of fresh ore from the mine and from existing stockpiles. During the current year, the plant has been feeding fresh sulphides ore from a high grade chimney within the San Nicolas and the Perseverancia mines and also from the high grade ore stockpile. Management believes this approach will yield production of approximately 3.1 million silver ounces or 3.3 million ounces of silver equivalents from Del Toro during 2014, while effectively reducing the treatment costs of concentrates.

Mill throughput during the third quarter, calculated based on 73 actual operating days instead of the planned 84 days due to delays from cyanidation construction interference, was 1,061 tpd in the third quarter with head grades of 244 g/t silver, 4.3% lead and 2.8% zinc compared to 216 g/t silver, 3.4% lead and 3.3% zinc in the second quarter. Silver recoveries averaged 69% during the third quarter compared to 72% in the previous quarter due to a variation in the ore feed from a transition zone between oxides and sulphides. Further testing is underway at the Company’s central lab with the objective of improving overall metallurgical recoveries, however, once the new cyanidation circuit is operational, some of these ores will be processed through this circuit.

Cash cost per ounce for the third quarter was $9.29, an increase of $1.09 compared to $8.20 in the previous quarter. The increase in cash cost per ounce is primarily attributed to operating days lost due to the construction overlapping, heavy rainfalls in the area during the quarter, and some inefficiencies related to early stage operations. Cash cost per ounce is expected to decline in the fourth quarter as operations get more routine and efficient and as ramping up of oxide production begins in the cyanidation processing plant.

During the quarter, the crushing circuit was expanded to allow for the capacity increase to 2,000 tpd. In addition, the installation of the 12’ x 14’ oxide ball mill, pumps, motors and other mechanisms for the cyanidation circuit were also completed. Tailings filter #3 was successfully installed and tested. Progress continues in regards to the installation of the final tailings filter #4, which is now 95% complete and undergoing initial testing. Filters #1 and #2 are currently in operation. These four tailings filters will be able to handle up to 4,000 tpd and will recycle approximately 80% of the water used throughout the milling process. Recycling mill waste-water is not only cost efficient and environmentally friendly, it also reduces operational risk in the event that local water supplies are threatened by natural disruptions such as severe droughts. Del Toro is now the third operation under First Majestic’s control that utilizes this new environmentally friendly tailings filtration technology.

The construction of the 45 km, 115,000 kW power line from the State of Durango has experienced several delays due to its length and complexities. Due to route changes of the power line at three towns along the route, the scheduled completion date of the power line has been delayed from July 2013 to the end of the first quarter of 2014. In order to have sufficient power for Phase 2, the National power company has offered to provide up to 6 MW on a temporary basis on the existing 34,000 kW power line until the new power line is completed.

During the quarter, one underground drill rig was active at Del Toro and is expected to remain for the remainder of the year due to the reduction of the exploration program. A total of 13 holes were diamond drilled for a total of 2,856 metres compared to 6,579 metres in the second quarter of 2013 and 11,365 metres in the third quarter of 2012.

Total underground development at Del Toro in the third quarter of 2013 was 1,817 metres compared to the 3,194 metres in the second quarter of 2013. Current development programs are focused on the San Juan, Perseverancia/San Nicolas and Dolores mines for preparation of the upcoming increase in production. Oxide ores continue to be extracted to surface from the San Juan mine in preparation of the cyanidation circuit coming online.

As at September 30, 2013, the Company had invested a combined $110.3 million in construction of the Del Toro project, of which $101.0 million relates to Phase 1 and 2 construction and $9.3 million relates to Phase 3 expansion. To complete the original Phase 3 expansion, additional investments in the 115,000 kW power line, completion of all four tailings filters, and all the leaching tanks that are necessary for a full design capacity of 4,000 tpd. Without the final investments for installing the second SAG mill, the completion of the San Juan shaft, and additional exploration and development required for 4,000 tpd production, the current processing plant and the mine are already capable of producing at a rate of 3,000 tpd. Based on managements’ best estimate, the Company will have invested a total of $127.7 million in the Del Toro project over the two years ending December 31, 2013.

San Martin Silver Mine, Jalisco, Mexico
Production Results for the Three and Nine Months Ended September 30, 2013 and 2012

Quarter Ended September 30		SAN MARTIN	Year to Date Ended September 30,
2013	2012	1,300 tpd Cyanidation Plant	2013	2012
78,284	72,257	Ore processed/tonnes milled	243,813	208,403
165	134	Average silver grade (g/t)	152	136
82%	77%	Recovery (%)	81%	77%
339,099	238,514	Total silver ounces produced	970,284	703,983
337,743	237,321	Payable silver ounces produced (1)	965,900	701,323
625	347	Gold ounces produced	1,442	1,049
377,816	257,688	Total production - ounces silver equivalent	1,057,056	760,285
$10.34	$12.96	Total cash cost per ounce (1)	$11.49	$11.32
$12.31	$13.99	Total production cost per ounce (1)(2)	$12.95	$12.70
$53.13	$45.94	Total production cost per tonne (1)(2)	$51.33	$42.71
2,267	1,809	Underground development (m)	7,260	6,507
376	9,405	Diamond drilling (m)	8,280	30,676

(1)

The Company reports non-GAAP measures which include production costs per tonne, production cost per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 19.

(2)	Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

The San Martin Silver Mine is a producing underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México, 150 kilometres by air or 250 kilometres by paved road north of Guadalajara City. The San Martin mine is 100% owned by the Company. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares, including the application to acquire two new mining concessions covering 29,676 hectares which are in the process of registration. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The newly expanded 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and Merrill-Crowe doré production system.

The mill upgrade to 1,300 tpd was completed on October 11, 2013. The expansion was a month behind schedule due to tropical storms in the area and delivery delays for the leaching tank mechanisms. Production will increase from 900 tpd to 1,200 tpd during the fourth quarter with no delays in achieving commercial production. Due to a decision to swap out the old 8.5’ x 12’ ball mill for a newer, more reliable and larger 9.5’ x 12’ ball mill, ramp up to full capacity of 1,300 tpd is now expected to be reached in the first quarter of 2014. This delay is not expected to impact the 2013 annual operating results but should result in more stable operating results in future months and years. At full capacity of 1,300 tpd, San Martin’s annual silver production is anticipated to increase by over 50% to approximately 1.4 to 1.6 million ounces of silver in the form of doré bars with potential upside from gold credits over the life of the mine.

Total production in the third quarter of 2013 was 377,816 ounces of silver equivalent, a decrease of 6% compared to the 402,798 ounces of silver equivalent produced in the second quarter of 2013, but 47% higher than the 257,688 equivalent ounces of silver produced in the third quarter of 2012. The ounces of silver equivalent produced in the third quarter of 2013 consisted of 339,099 ounces of silver and 625 ounces of gold. This compares with 371,301 ounces of silver and 512 ounces of gold produced in the second quarter of 2013 and 238,514 ounces of silver and 347 ounces of gold in the third quarter of 2012. Production was affected by the heavy rains during the third quarter caused by hurricanes and tropical storms along the Pacific Coast.

In the third quarter of 2013, a total of 78,284 tonnes were processed at the San Martin mine, representing a decrease of 8% when compared to the 85,483 tonnes milled in the second quarter of 2013 and an increase of 8% compared to the 72,257 tonnes milled in the third quarter of 2012. The average head grade was 165 g/t in the third quarter of 2013, compared to the 166 g/t in the second quarter of 2013 and 134 g/t in the third quarter of 2012. The increase in ore grade compared to the same quarter of the prior year was attributed to production from the newly developed Rosarios/Huichola areas.

Silver recovery in the third quarter of 2013 was 82%, compared to 81% in the second quarter of 2013 and 77% in the third quarter of 2012. The increase in silver recoveries compared to the same quarter of the prior year was due to the upgrading of two leaching tanks which were constructed in the fourth quarter of 2012, providing extra leaching time to improve recoveries, and the switch over to the new clarification circuit during the third quarter.

During the third quarter, a total of 376 metres of diamond drilling were completed compared with 6,133 metres of drilling in the second quarter of 2013 and 9,405 metres drilled in the third quarter of 2012. One underground drill rig was active during the third quarter within the San Martin property, focusing on the La Huichola, Rosarios and Condesa veins.

A total of 2,267 metres of development were completed in the third quarter of 2013 compared to 2,276 metres of development in the second quarter of 2013 and 1,809 metres in the third quarter of 2012. This mine development was primarily focused at the new Rosarios area where seven areas are now in production.

On May 28, 2013, an updated NI 43-101 Technical Report was released indicating an increase to the life of mine to 9.5 years at the higher throughput of 1,300 tpd.

La Guitarra Silver Mine, Mexico State, Mexico
Production Results for the Three and Nine Months Ended September 30, 2013 and 2012

Quarter Ended September 30		LA GUITARRA	Year to Date Ended September 30,
2013	2012(3)	500 tpd Flotation Plant	2013	2012(3)
47,380	30,339	Ore processed/tonnes milled	124,696	30,339
135	225	Average silver grade (g/t)	165	225
81%	87%	Recovery (%)	85%	87%
166,635	189,839	Total silver ounces produced	565,322	189,839
133,308	141,164	Payable silver ounces produced (1)	464,864	141,164
1,905	859	Gold ounces produced	3,935	859
285,256	237,803	Total production - ounces silver equivalent	802,060	237,803
$5.63	$13.62	Total cash cost per ounce (1)	$12.23	$13.62
$17.85	$13.99	Total production cost per ounce (1)(2)	$14.24	$13.99
$50.25	$65.09	Total production cost per tonne (1)(2)	$53.11	$65.09
1,431	1,186	Underground development (m)	3,797	1,186
1,486	9,984	Diamond drilling (m)	11,395	9,984

(1)

The Company reports non-GAAP measures which include production costs per tonne, production cost per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 19.

(2)	Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.
(3)	The above table only includes La Guitarra’s operating results since the mine was acquired by the Company on July 3, 2012.

Last year, on July 3, 2012, the Company successfully completed the acquisition of Silvermex Resources Inc., which resulted in the 100% owned La Guitarra Silver Mine becoming the Company’s fourth producing silver mine. The La Guitarra mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico, and approximately 130 kilometres southwest from Mexico City.

At the time of the acquisition, the La Guitarra mine consisted of two underground operating areas and a flotation mill with a capacity of 350 tpd, producing approximately 0.8 million ounces of silver equivalent per year. Since then, the Company has completed an expansion of the milling and flotation areas from 350 tpd to 500 tpd without disrupting operations. The upgraded La Guitarra mill has been operating at the higher throughput since April 24, 2013. The new 500 tpd circuit, resulting from the installation of a new ball mill and new flotation cells, is anticipated to produce approximately 1.2 million ounces of silver equivalent annually, representing over one million ounces of pure silver plus a modest amount of gold. This newly expanded mill averaged 564 tpd of production during the third quarter of 2013.

During the third quarter of 2013, total production at La Guitarra was 285,256 equivalent ounces of silver, an increase of 2% compared to the 280,744 ounces produced in the second quarter of 2013 and an increase of 20% compared to the 237,803 ounces in the third quarter of 2012, which was the first quarter of La Guitarra operations under First Majestic’s ownership. Average production cost per tonne for the third quarter was $50.25 per tonne, relatively consistent compared to $49.90 per tonne in the second quarter of 2013 but was a 23% improvement from $65.09 in the same quarter of the prior year. Reduction of costs has been a priority since First Majestic took control of the La Guitarra mine in the third quarter of 2012. Since taking control of La Guitarra, First Majestic has reduced production cost per tonne by more than 61%, from over $128.00 per tonne in the second quarter of 2012, prior to acquisition, to $50.25 per tonne in the current quarter.

Prior to June 2013, the silver/gold concentrates being produced at the mine were primarily being shipped to La Parrilla for further leaching in the cyanidation process, converting the concentrates into doré bars. During the third quarter, the full production of silver-gold concentrates were sold under the previously announced new smelter agreement allowing the Company to discontinue concentrate shipments to the La Parrilla mine for further refining. As a result of this new agreement, the Company has achieved a significant reduction in treatment charges and transportation costs. The cash cost in the third quarter was $5.63, which decreased by 57% compared to $13.21 in the previous quarter. The decrease was primarily attributed to $4.49 per ounce reduction of smelting and refining costs and increase in gold by-product credits.

The composition of the silver equivalent production in the third quarter consisted of 166,635 ounces of silver and 1,905 ounces of gold, compared to 210,941 ounces of silver and 1,138 ounces of gold in the previous quarter. A total of 47,380 tonnes of ore were processed during the third quarter consisting of an average head grade of 135 g/t with recoveries of 81% compared to 45,735 tonnes of ore processed in the second quarter of 2013 with an average head grade of 167 g/t and recoveries of 86%. During the third quarter, production ore came from areas within the La Guitarra vein which contained higher gold grades in conjunction with lower silver grades. Looking ahead to early 2014, the average silver grade is expected to improve once production commences at the new Joya Larga structure. This new area has indicated grades ranging between 200 g/t to 350 g/t of silver.

The permitting of a 1,000 tpd cyanidation processing facility is currently in the planning and evaluation stage. It is anticipated that permit applications will be submitted to the Mexican authorities in 2014. Once this new processing facility is permitted and fully constructed, production of silver doré bars is anticipated to replace the production of silver/gold concentrates.

A total of 1,431 metres of underground development was completed during the third quarter compared to 1,324 metres in the second quarter of 2013 and 1,186 metres in the third quarter of 2012. Mine development at the Joya Larga structure within the El Coloso area has now reached 112 metres along the vein. Development continues to advance towards the target production area located approximately 90 metres away from the current face. Initial production from this new area is expected to begin in early 2014 at an approximate rate of 100 tpd.

One underground drill rig was active in the third quarter within the La Guitarra property. A total of 1,486 metres of diamond drilling were completed during the third quarter compared to 6,552 metres during the second quarter of 2013 and 9,984 metres in the third quarter of 2012. For the remainder of 2013, the exploration program will consist of two drill rigs and focus to assist underground mining activities and further define Reserves and Resources to support an updated NI 43-101 Technical Report scheduled to be released in the late 2014 due to budget cuts.

Silvermex and its predecessors published NI 43-101 Technical Reports relating to the La Guitarra mine on September 22, 2006, May 15, 2007, June 25, 2008 and most recently on January 29, 2010. These Technical Reports have not been approved by the Company and the Company did not rely on these reports in making its decision to acquire Silvermex and (indirectly) the La Guitarra Silver Mine. The reports are currently under review by management of the Company and its Qualified Persons, particularly with respect to the assumptions and the risks regarding those assumptions used in the previous mining studies. Specifically, management is of the opinion that there are risks when relying on the ability to permit the La Guitarra mine as an open pit mine in light of its proximity to a popular recreation area in Mexico. Management is having its own Qualified Persons review all the technical data, the preferred mining options and the opportunities for mitigating risks to developing a successful mining operation. The results of this review may result in a revised mine plan which may necessitate the filing of a new Technical Report. Until the completion of an updated NI 43-101 Technical Report, the Company recommends caution when relying on any of the previously filed technical reports relating to the La Guitarra Silver Mine.

DEVELOPMENT AND EXPLORATION PROJECTS

La Luz Silver Project, San Luis Potosi, Mexico

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. As at the date of this MD&A, the total surface rights on different properties at La Luz amounted to 26 hectares.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies are expected to be presented to government authorities in late 2013 or early 2014 subject to the legal activities presently in progress. The Company has submitted three different legal orders to obtain the approvals to present its final permit applications. The Company has obtained one positive resolution and expects the remaining orders to be authorized by early 2014.

A metallurgical test to define the final flow sheet diagram for a flotation plant, which is required for final permitting, was completed and the final studies for the tailings pond are now in progress.

There has been opposition from certain groups of indigenous people and non-government organizations, and legal processes, which are being addressed by the Company. Contrary to independent reports regarding the La Luz project, the Company has no plans to do any mining above ground, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

The Company is continuing with the project of restoring the old historic buildings at the Santa Ana Hacienda and the construction of the previously announced Thematic and Cultural Park which will include a mining museum. A new information centre was also inaugurated in the town of Real de Catorce during the first quarter. During the third quarter, the Company made a donation of 2.1 million Mexican pesos to the Municipality of Real de Catorce, which consisted of the forgiveness of an earlier loan made to the Municipality to enable it to acquire land for the purposes of constructing a school in the village. To date, an amount of $3.1 million has been invested in the project, which is expected to be completed in 2014. Public access will be granted to certain areas by the end of 2013. This new cultural facility and mining museum is part of a “Sustainable Development Project” which will provide permanent long term jobs to the local communities. The Sustainable Development Project includes a jewelry school which completed its second term with a total of 40 students having graduated to date. Also, music and crafts (trade) schools began their first courses with more than 60 students, paying special attention to individuals between the ages of 10 to 20 years of age. In addition, public baseball and football fields were built within the El Potrero community.

As a result of recent droughts in the area, a sustainable agricultural program has been initiated to cultivate various types of cactus to improve the ecology of the region and sustainability of the local community.

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,240 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets. However, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects, including the Del Toro Silver Mine and La Luz Silver Project.

In January 2011, the Company granted an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) to Sonora Resources Corp. (the “Optionee”) whereby the Optionee issued 10 million shares of common stock with a fair value of $3.4 million. The Optionee has committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR.

Plomosas Silver Project and other Exploration Properties

The Company owns an extensive portfolio of exploration stage properties, some of which were acquired during the Silvermex acquisition. The highest priority project, the Plomosas Silver Project, which consists of the adjacent Rosario and San Juan historic mines in the Sinaloa, Mexico was scheduled for drilling in 2013. However, due to budget cuts, this exploration program has been delayed. The Company is also assessing its portfolio of other exploration properties to determine if these additional properties fit within the Company's production focused portfolio.

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE AND TOTAL PRODUCTION COST PER TONNE

“Total cash costs per ounce” and “total production cost per tonne” are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our condensed interim consolidated financial statements.

(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)	Three Months Ended September 30, 2013						Three Months Ended September 30, 2012
	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total	La Encantada	La Parrilla	San Martin	La Guitarra	Total
Cost of sales (as reported)						$36,060					$20,912
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination						(4,391)					(442)
Cost of sales (mine)	$11,378	$8,509	$4,175	$4,503	$3,104	$31,669	$8,880	$5,491	$3,426	$2,673	$20,470
Add: Third party smelting and refining	446	3,663	2,067	101	351	6,628	543	2,540	78	1,157	4,318
Deduct: By-product credits	(569)	(6,428)	(2,972)	(829)	(2,067)	(12,865)	(574)	(3,544)	(474)	(1,398)	(5,990)
Deduct: Employee benefits	(709)	-	-	-	(2)	(711)	(658)	-	-	-	(658)
Inventory changes	(881)	(180)	476	(262)	(622)	(1,469)	642	1,486	61	(653)	1,536
Other non-cash costs	(69)	(58)	(32)	(21)	(12)	(192)	(118)	(102)	(12)	142	(90)
Total cash cost (A)	$9,596	$5,506	$3,714	$3,492	$752	$23,060	$8,715	$5,871	$3,079	$1,921	$19,586

Tonnes processed	248,578	189,664	77,439	78,284	47,380	641,345	388,462	175,630	72,257	30,339	666,688
Total ounces of silver produced	900,077	866,710	416,716	339,099	166,635	2,689,237	1,068,863	708,021	238,514	189,839	2,205,237
Deduct: Metal deduction ounces	(3,600)	(24,382)	(16,669)	(1,356)	(33,327)	(79,334)	(5,211)	(23,102)	(1,193)	(48,675)	(78,181)
Payable ounces of silver produced (B)	896,477	842,328	400,047	337,743	133,308	2,609,903	1,063,652	684,919	237,321	141,164	2,127,056

Total cash cost per ounce (A/B)	$10.70	$6.54	$9.29	$10.34	$5.63	$8.84	$8.19	$8.58	$12.96	$13.62	$9.19

Mining cost per ounce	$3.03	$3.31	$3.93	$4.19	$7.29	$3.63	$2.09	$3.27	$4.15	$5.33	$2.91
Milling cost per ounce	6.01	4.36	5.04	5.72	5.17	5.25	4.84	4.86	7.27	3.51	5.03
Indirect cost per ounce	1.36	1.52	1.75	2.40	5.39	1.81	0.93	1.18	2.57	5.15	1.47
Total production cost per ounce	$10.40	$9.19	$10.72	$12.31	$17.85	$10.69	$7.86	$9.31	$13.99	$13.99	$9.41
Transport and other selling costs per ounce	0.44	0.45	0.83	0.18	0.65	0.48	0.36	0.50	0.65	1.33	0.50
Smelting and refining costs per ounce	0.50	4.35	5.17	0.30	2.63	2.54	0.51	3.71	0.33	8.20	2.03
Royalties per ounce	-	0.17	-	-	-	0.06	-	0.22	-	-	0.07
By-product credits cost per ounce	(0.64)	(7.62)	(7.43)	(2.45)	(15.50)	(4.93)	(0.54)	(5.16)	(2.01)	(9.90)	(2.82)
Total cash cost per ounce (A/B)	$10.70	$6.54	$9.29	$10.34	$5.63	$8.84	$8.19	$8.58	$12.96	$13.62	$9.19

Mining cost per tonne	$10.91	$14.72	$20.28	$18.09	$20.51	$14.75	$5.71	$12.77	$13.62	$24.80	$9.30
Milling cost per tonne	21.66	19.36	26.04	24.69	14.54	21.35	13.26	18.97	23.87	16.35	16.05
Indirect cost per tonne	4.93	6.74	9.03	10.35	15.20	7.39	2.55	4.58	8.45	23.94	4.70
Total production cost per tonne	$37.50	$40.82	$55.35	$53.13	$50.25	$43.49	$21.52	$36.32	$45.94	$65.09	$30.05

(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)	Nine Months Ended September 30, 2013						Nine Months Ended September 30, 2012
	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total	La Encantada	La Parrilla	San Martin	La Guitarra	Total
Cost of sales (as reported)						$84,221					$56,061
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination						(616)					(741)
Cost of sales (mine)	$31,233	$23,250	$8,025	$13,269	$7,828	$83,605	$25,451	$18,108	$9,088	$2,673	$55,320
Add: Third party smelting and refining	1,436	9,174	4,230	342	3,557	18,739	1,358	8,908	223	1,157	11,646
Deduct: By-product credits	(1,712)	(15,393)	(5,543)	(1,999)	(4,916)	(29,563)	(1,445)	(11,223)	(1,569)	(1,398)	(15,635)
Deduct: Employee benefits	(969)	-	-	-	(29)	(998)	(1,586)	-	-	-	(1,586)
Inventory changes	(765)	54	(40)	(466)	(677)	(1,894)	1,921	1,259	260	(653)	2,787
Other non-cash costs	(117)	(80)	(68)	(33)	(71)	(369)	(333)	(208)	(70)	142	(469)
Total cash cost (A)	$29,106	$17,005	$6,604	$11,113	$5,692	$69,520	$25,366	$16,844	$7,932	$1,921	$52,063

Tonnes produced	886,774	587,794	151,632	243,813	124,696	1,994,709	1,108,574	484,236	208,403	30,339	1,831,552
Total ounces of silver produced	3,121,782	2,302,907	786,488	970,284	565,322	7,746,783	2,937,348	2,089,479	703,983	189,839	5,920,649
Deduct: Metal deduction ounces	(14,299)	(69,942)	(33,756)	(4,384)	(100,458)	(222,839)	(14,687)	(73,279)	(2,660)	(48,675)	(139,301)
Payable ounces of silver produced (B)	3,107,483	2,232,965	752,732	965,900	464,864	7,523,944	2,922,661	2,016,200	701,323	141,164	5,781,348

Total cash cost per ounce (A/B)	$9.37	$7.63	$8.78	$11.49	$12.23	$9.23	$8.68	$8.35	$11.32	$13.62	$9.02

Mining cost per ounce	$2.44	$3.76	$3.44	$4.19	$6.01	$3.38	$1.88	$2.98	$3.87	$5.33	$2.59
Milling cost per ounce	5.51	4.45	4.50	6.22	4.01	5.09	5.55	4.50	6.63	3.51	5.27
Indirect cost per ounce	1.11	1.45	1.74	2.54	4.22	1.65	0.91	1.18	2.20	5.15	1.26
Total production cost per ounce	$9.06	$9.66	$9.68	$12.95	$14.24	$10.12	$8.34	$8.66	$12.70	$13.99	$9.12
Transport and other selling costs per ounce	0.40	0.56	0.84	0.26	0.92	0.50	0.37	0.58	0.54	1.33	0.49
Smelting and refining costs per ounce	0.46	4.11	5.62	0.35	7.65	2.49	0.46	4.42	0.32	8.20	2.01
Royalties per ounce	-	0.19	-	-	-	0.06	-	0.26	-	-	0.09
By-product credits cost per ounce	(0.55)	(6.89)	(7.36)	(2.07)	(10.58)	(3.94)	(0.49)	(5.57)	(2.24)	(9.90)	(2.69)
Total cash cost per ounce (A/B)	$9.37	$7.63	$8.78	$11.49	$12.23	$9.23	$8.68	$8.35	$11.32	$13.62	$9.02

Mining cost per tonne	$8.56	$14.27	$17.06	$16.60	$22.43	$12.74	$4.96	$12.39	$13.01	$24.80	$8.17
Milling cost per tonne	19.30	16.91	22.32	24.65	14.94	19.21	14.64	18.72	22.30	16.35	16.62
Indirect cost per tonne	3.87	5.50	8.65	10.08	15.74	6.22	2.37	4.93	7.40	23.94	3.98
Total production cost per tonne	$31.73	$36.68	$48.03	$51.33	$53.11	$38.17	$21.97	$36.04	$42.71	$65.09	$28.77

AVERAGE REALIZED SILVER PRICE PER OUNCE

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Net Revenues as reported	$76,882	$63,581	$192,324	$176,170
Add back: smelting and refining charges	7,053	4,111	18,764	11,442
Gross Revenues	83,935	67,692	211,088	187,612
Payable equivalent silver ounces sold	3,888,676	2,221,039	8,803,113	6,132,588
Average realized price per ounce of silver sold(1)	$21.58	$30.48	$23.98	$30.59
Average market price per ounce of silver per COMEX	$21.39	$30.05	$24.84	$30.70

(1)

Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales which constitute the majority of the Company’s silver sales.

ADJUSTED EARNINGS PER SHARE (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its condensed interim consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of Adjusted EPS to net earnings as reported in the Company’s condensed interim consolidated financial statements.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Net earnings as reported	$16,320	$24,869	$42,997	$66,548
Adjustments for non-cash or non-recurring items:
Share-based payments	3,209	2,546	11,681	7,776
Deferred income tax expense	5,851	4,789	12,132	13,640
Write-down of AFS marketable securities	2,777	-	3,777	-
Loss (gain) from investment in silver futures and marketable securities	(2,037)	(4,976)	4,973	(6,769)
Gain from termination fee on Orko acquisition	(16)	-	(9,129)	-
Gain from fair value adjustment of prepayment facility	(498)	-	(6,826)	-
Legal fees for the First Silver trial	357	307	513	1,487
Gain from value added tax settlement	-	-	(711)	-
Acquisition costs for Silvermex Resources Inc.	-	1,830	-	2,611
Gross margin on pre-commercial shipments	-	-	-	522
Adjusted net earnings	$25,963	$29,365	$59,407	$85,815
Weighted average number of shares on issue - basic	116,903,753	115,307,418	116,906,807	108,872,377
Adjusted EPS	$0.22	$0.25	$0.51	$0.79

CASH FLOW PER SHARE

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the Condensed Interim Consolidated Statements of Cash Flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Operating Cash Flows before Movements in Working Capital and Income Taxes	$37,201	$35,853	$116,869	$103,588
Weighted average number of shares on issue - basic	116,903,753	115,307,418	116,906,807	108,872,377
Cash Flow per Share	$0.32	$0.31	$1.00	$0.95

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

  Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s operating performance on a cash basis in order to assess the Company’s ability to generate operating cash flow.

  Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

  Operating cash flows before movements in working capital and income taxes represents cash flows generated from operations before changes in non-cash working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

REVIEW OF FINANCIAL RESULTS

For the quarter ended September 30, 2013 compared to the quarter ended September 30, 2012 (in thousands of dollars, except for per share amounts):

	Three Months Ended	Three Months Ended
	September 30, 2013	September 30, 2012

Revenues	$76,882	$63,581	(1)
Cost of sales (excludes depletion, depreciation and amortization)	36,060	20,912	(2)
Gross margin	40,822	42,669
Depletion, depreciation and amortization	11,645	6,832	(3)
Mine operating earnings	29,177	35,837	(4)
General and administrative expenses	5,139	5,044
Share-based payments	3,209	2,546	(5)
Acquisition costs	-	1,830	(6)
Accretion of decommissioning liabilities	130	133
Foreign exchange (gain) loss	(462)	483
Operating earnings	21,161	25,801	(7)
Investment and other income	1,314	5,389	(8)
Finance costs	(525)	(501)
Earnings before income taxes	21,950	30,689
Current income tax (recovery) expense	(221)	1,031
Deferred income tax expense	5,851	4,789
Income tax expense	5,630	5,820	(9)
Net earnings for the period	$16,320	$24,869	(10)
Earnings per share (basic)	$0.14	$0.22	(10)
Earnings per share (diluted)	$0.14	$0.21

1.

Revenues for the quarter ended September 30, 2013 increased by 21% to $76,882,000 from $63,581,000 in the third quarter of 2012. The increase in revenues was primarily attributed to a 75% increase in payable equivalent ounces sold, which included the sale of approximately 650,000 ounces of silver sales that were suspended and delayed during the end of the second quarter in an attempt to maximize profits. The effect of the increase in sales volume was partially offset by a 29% decrease in average realized silver price to $21.58 per ounce in the third quarter of 2013, and higher smelter and refining costs related to increased concentrate output from the La Parrilla and the new Del Toro mine.

2.

Cost of sales in the third quarter of 2013 was $36,060,000, an increase of $15,148,000 or 72% compared to $20,912,000 in the third quarter of 2012. The increase in cost of sales was primarily attributed to 75% increase in payable equivalent ounces sold.

3.

Depletion, depreciation and amortization increased from $6,832,000 in the third quarter of 2012 to $11,645,000 in the third quarter of 2013, an increase of $4,813,000 or 70%. The increase was due to additional depreciation and depletion expense from the new Del Toro mine and expansion of the La Guitarra and San Martin mines.

4.

Despite a 38% production growth, mine operating earnings decreased by 19% in the third quarter of 2013 to $29,177,000, a decrease of $6,660,000 when compared to $35,837,000 for the same quarter in the prior year. Mine operating earnings were primarily affected by lower silver prices and increases in depletion, depreciation and amortization compared to the third quarter of 2012.

5.

Share-based payments expense for the quarter increased by $663,000 or 26% compared to the same quarter in the prior year. The increase was primarily due to stock options granted in 2013 and 2012, including amortization of the stock option benefit for additional senior management recruited in Mexico in preparation for expanded operations. The Company’s higher share price at the time of the grant compared to the prior year also contributed to the increase in the Company’s share-based payments expense.

6.

During the third quarter of the prior year, the Company incurred acquisition costs of $1,830,000 related to the acquisition of Silvermex. The transaction was completed in July 2012 and was valued at $137.0 million.

7.

Operating earnings decreased by $4,640,000 or 18% to $21,161,000 for the quarter ended September 30, 2013, compared to operating earnings of $25,801,000 for the quarter ended September 30, 2012, primarily due to the decrease in average realized silver sales price per ounce.

8.

During the quarter ended September 30, 2013, the Company recognized investment gain of $1,314,000 compared to $5,389,000 in the same quarter in the prior year. The investment gain in the third quarter of 2013 was primarily attributed to a gain of $1,633,000 from investment in silver futures, a $1,350,000 gain realized from payouts from insurance claims relating to thefts of concentrates in late 2012 and a $498,000 gain from fair value adjustment of the prepayment facility, offset by $2,777,000 write-down on available-for- sale marketable securities.

9.

During the quarter ended September 30, 2013, the Company recorded an income tax expense of $5,630,000 compared to an income tax expense of $5,820,000 in the quarter ended September 30, 2012. The small decrease in taxes was attributed to a decrease in earnings before taxes, partially offset by an increase in the effective tax rate.

10.

As a result of the foregoing, net earnings for the quarter ended September 30, 2013 was $16,320,000 (EPS of $0.14) compared to net earnings of $24,869,000 (EPS of $0.22) in the quarter ended September 30, 2012.

For the year to date ended September 30, 2013 compared to the year to date ended September 30, 2012 (in thousands of dollars, except for share amounts):

	Nine Months Ended	Nine Months Ended
	September 30, 2013	September 30, 2012

Revenues	$192,324	$176,170	(1)
Cost of sales (excludes depletion, depreciation and amortization)	84,221	56,061	(2)
Gross margin	108,103	120,109
Depletion, depreciation and amortization	30,039	17,544	(3)
Mine operating earnings	78,064	102,565	(4)
General and administrative	18,398	14,556	(5)
Share-based payments	11,681	7,776	(6)
Acquisition costs	-	2,611	(7)
Accretion of decommissioning liabilities	404	335
Foreign exchange loss	272	266
Operating earnings	47,309	77,021	(8)
Investment and other income	10,591	7,343	(9)
Finance costs	(1,529)	(1,368)
Earnings before income taxes	56,371	82,996
Current income tax expense	1,242	2,808
Deferred income tax expense	12,132	13,640
Income tax expense	13,374	16,448	(10)
Net earnings for the period	$42,997	$66,548	(11)
Earnings per share (basic)	$0.37	$0.61	(11)
Earnings per share (diluted)	$0.37	$0.60

1.

Revenues for the year to date ended September 30, 2013 increased by 9% or $16,154,000 to $192,324,000 from $176,170,000 during the same period of the prior year. While payable equivalent ounces sold increased by 44% compared to the same period of the prior year, revenues were affected by a 22% decrease in average realized silver price and higher smelting and refining costs related to increased concentrate output from La Parrilla and Del Toro mines.

2.

Cost of sales for the year to date ended September 30, 2013 was $84,221,000, an increase of 50% or $28,160,000 compared to $56,061,000 in the same period of 2012. The increase in cost of sales was attributed to a 44% increase in payable equivalent ounces sold.

3.

Depletion, depreciation and amortization increased by 71% to $30,039,000 for the year to date ended September 30, 2013, primarily due to incremental depreciation expense from the addition of the Del Toro and La Guitarra mines as well as higher depletion expense from 11% increase in tonnage of ore processed.

4.

Mine operating earnings decreased by 24% to $78,064,000 for the year to date ended September 30, 2013, compared to $102,565,000 for the same period in the prior year. Mine operating earnings were affected by the decrease in silver prices and higher depletion, depreciation and amortization expenses.

5.

General and administrative expenses for the year to date ended September 30, 2013 increased $3,842,000 or 26% compared to the same period of the prior year due to higher professional fees, additional administrative expenses for the newly recruited senior management for expanded operations and a resulting increase in salaries and employee benefits. During the third quarter, as part of management’s plan to reduce administrative costs, the Company laid off 10% of its corporate staff, the effect of which will be reflected in future quarters.

6.

Share-based payments expense for the year to date ended September 30, 2013 increased by $3,905,000 or 50% compared to the same period of the prior year. The increase was primarily due to stock options granted in 2013 and 2012, including amortization of the stock option benefit for the additional senior management recruited in Mexico in preparation for expanded operations. The Company’s higher share price at time of the grant compared to the prior year also contributed to the increase in the Company’s share-based payments expense.

7.

During the nine months ended September 30, 2012, the Company incurred acquisition costs of $2,611,000 related to the acquisition of Silvermex. The transaction was completed in July 2012 and was valued at $137.0 million.

8.

Operating earnings decreased by 39% to $47,309,000 for the year to date ended September 30, 2013, compared to operating earnings of $77,021,000 for the year to date ended September 30, 2012, due to the decrease in mine operating earnings, higher general and administrative and share-based payments expenses.

9.

During the year to date ended September 30, 2013, investment and other income was $10,591,000 compared to $7,343,000 in the same period of the prior year. The income is primarily attributed to a net gain of $9,129,000 from the termination fee related to the Orko acquisition, a $6,826,000 gain from fair value adjustment of the prepayment facility, a gain of $1,350,000 from payouts on insurance claims relating to theft of concentrates in late 2012, offset by a $3,777,000 write-down on available-for-sale marketable securities, a $3,654,000 loss on silver futures contracts and a $1,319,000 loss on mark-to-market adjustments of marketable securities.

10.

During the year to date ended September 30, 2013, the Company recorded an income tax expense of $13,374,000 compared to $16,448,000 in the same period of 2012. The decrease in income tax expense was primarily attributed to lower earnings before tax. The effective tax rate during the nine months ended September 30, 2013 was 24% compared to 20% in the same period of 2012.

11.

As a result of the foregoing, net earnings for the year to date ended September 30, 2013 was $42,997,000, or basic earnings per share of $0.37, compared to net earnings of $66,548,000 or $0.61 per common share for the same period of 2012.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2013			2012				2011
Financial Highlights	Q3(1)	Q2(2)	Q1(3)	Q4(4)	Q3(5)	Q2(6)	Q1(7)	Q4(8)
Revenue	$76,882	$48,372	$67,070	$71,007	$63,581	$54,774	$57,815	$60,801
Cost of sales	$36,060	$23,891	$24,270	$23,686	$20,912	$18,456	$16,693	$16,383
Depletion, depreciation and amortization	$11,645	$10,198	$8,196	$7,861	$6,832	$5,259	$5,453	$6,035
Mine operating earnings	$29,177	$14,283	$34,604	$39,460	$35,837	$31,059	$35,669	$38,383
Net earnings after tax	$16,320	$160	$26,517	$22,350	$24,869	$15,321	$26,358	$21,339
Basic earnings per share	$0.14	$0.00	$0.23	$0.19	$0.22	$0.14	$0.25	$0.20
Diluted earnings per share	$0.14	$0.00	$0.23	$0.19	$0.21	$0.14	$0.24	$0.20

Notes:

1.

In the quarter ended September 30, 2013, mine operating earnings increased $14,894,000 or 104% compared to the quarter ended June 30, 2013, primarily attributed to an increase of 57% or 1,407,022 ounces of payable equivalent silver ounces sold, which includes approximately 650,000 ounces of silver sales that were suspended and delayed at the end of the second quarter of 2013 due to declining silver prices. Net earnings after tax was $16,320,000, an increase of $16,160,000 compared to the previous quarter due to increase in mine operating earnings and investment and other income.

2.

In the quarter ended June 30, 2013, mine operating earnings decreased $20,321,000 or 59% compared to the quarter ended March 31, 2013, primarily attributed to a 25% decline in silver prices and management’s decision to suspend approximately 700,000 ounces of silver sales near quarter end in order to maximize future profits. Net earnings after tax was $160,000, a decrease of $26,357,000 compared to the previous quarter due to decrease in mine operating earnings and $5,864,000 loss on investment in silver futures and marketable securities, compared to a one-time gain of $9,131,000 from termination fee of the Orko acquisition in the previous quarter.

3.

In the quarter ended March 31, 2013, mine operating earnings decreased $4,856,000 or 12% compared to the quarter ended December 31, 2012, primarily attributed to 9% decline in silver prices and higher cost of sales due to appreciation of the Mexican peso against the US dollar. Net earnings after tax increased by $4,167,000 or 19% compared to the previous quarter, due to gain from termination fee of the Orko acquisition and gain on fair value adjustment of the prepayment facility.

4.

In the quarter ended December 31, 2012, mine operating earnings increased $3,623,000 or 10% compared to the quarter ended September 30, 2012, primarily attributed to 5% increase in production, partially offset by higher depletion, depreciation and amortization expense. Net earnings after tax decreased by $2,519,000 or 10% compared to the third quarter of 2012 due to a $6,017,000 decrease in investment income compared to the previous quarter.

5.

In the quarter ended September 30, 2012, mine operating earnings increased $4,778,000 or 15% compared to the quarter ended September 30, 2012 primarily attributed to 16% increase in production, partially offset by higher depletion, depreciation and amortization expense. Net earnings after tax increased by $9,548,000 or 62% compared to the third quarter of 2012. The increase was due to increase in mine operating earnings and $9,016,000 increase in investment income compared to the third quarter of 2012.

6.

In the quarter ended June 30, 2012, mine operating earnings decreased $4,610,000 or 13% compared to the quarter ended March 31, 2012. The decrease was primarily attributed to $3,041,000 or 5% decrease in revenue due to a 13% decrease in average revenue per ounce of silver sold, partially offset by 5% increase in production. Net earnings after tax decreased $11,037,000 compared to the prior quarter, primarily due to an investment loss of $3,627,000 during the quarter compared to an investment gain of $5,581,000 in the previous quarter. The investment loss was related to loss on silver futures and marketable securities during the current quarter.

7.

In the quarter ended March 31, 2012, mine operating earnings decreased $2,714,000 or 7% compared to the quarter ended December 31, 2011. The decrease was primarily attributed to $2,986,000 or 5% decrease in revenue due to 2% less ounces of silver equivalents sold compared to the previous quarter. Net earnings after tax increased $5,019,000 compared to the prior quarter, primarily due to an investment income of $5,581,000 from a gain on silver futures and marketable securities during the quarter and a lower effective tax rate due to the new global tax structure that the Company established in late 2011.

8.

In the quarter ended December 31, 2011, mine operating earnings decreased by $4,084,000 or 10% compared to the quarter ended September 30, 2011. The decrease was primarily attributed to 18% decrease in average realized silver price per ounce and increase in depletion, depreciation and amortization expense related to higher mill throughput and commencement of depreciation for La Parrilla’s flotation circuit after it was successfully commissioned on October 1, 2011. Net earnings after tax decreased from the prior quarter by $6,433,000 or 23% compared to the prior quarter, primarily due to an unrealized loss of $4,083,000 on silver futures.

LIQUIDITY

At September 30, 2013, the Company held cash and cash equivalents of $67.5 million and had working capital of $69.6 million, compared to cash and cash equivalents of $78.9 million and working capital of $80.4 million at June 30, 2013. Cash and cash equivalents decreased by $11.4 million during the quarter, primarily as a result of $47.3 million of investments in property, plant and equipment and mineral property interests, $3.0 million of payments on lease obligations, $2.0 million of payments on prepayment facilities and $2.5 million on deposits on long-term assets, offset by $37.2 million generated from operating activities and $4.0 million from realized gain on silver futures.

During the quarter, the Company expended $21.3 million on mineral properties and $26.0 million on property, plant and equipment compared to $24.9 million expended on mineral properties and $25.1 million expended on property, plant and equipment in the previous quarter. Capital expenditures have decreased due to the reduction of exploration diamond drilling and underground development due to recent budget reductions. The combined capital expenditure of $47.3 million in the third quarter also included $8.2 million towards reduction of capital related accounts payable.

Funds surplus to the Company’s short-term operating needs are held with reputable institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

With $67.5 million in cash and cash equivalents at September 30, 2013, the Company believes it has sufficient funds to meet current operating and its reduced capital requirements.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international organizations. Additionally, silver-lead concentrates and related base metal byproducts are sold primarily through four international organizations with good credit ratings. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant.

The Company has a Mexican VAT receivable of $11.7 million as at September 30, 2013 (December 31, 2012 -$13.9 million), of which $0.6 million (2012 - $0.6 million) have been outstanding for more than one year. The Company is proceeding through a review process with Mexican tax authorities, but the Company expects to fully recover these amounts.

The carrying amount of financial assets recorded in the condensed interim consolidated financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at September 30, 2013, the Company has outstanding trade payables of $12.7 million (December 31, 2012 -$20.8 million) which are generally payable in 90 days or less and accrued liabilities of $14.1 million (December 31, 2012 - $16.5 million) which are generally payable within 12 months. The decrease in accounts payable has been the result of settling vendor services contracts for exploration and development and generally reduced discretionary exploration and development expenses due to the budget cutbacks announced in May 2013. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

		Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$26,878	$26,878	$-	$-	$-
Prepayment facility	52,969	15,571	37,398	-	-
Finance lease obligations	33,946	14,815	17,732	1,399	-
Decommissioning liabilities	11,543	-	-	-	11,543
Purchase obligations and commitments (1)	37,108	37,108	-	-	-
Total Obligations	$162,444	$94,372	$55,130	$1,399	$11,543

(1)	Purchase obligations and commitments primarily consist of committed purchase orders and contracts related to construction of the Del Toro Silver Mine and the San Martin mill expansions.

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				September 30, 2013		December 31, 2012
				Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	Trade and other	Trade and other	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$17,539	$238	$(1,115)	$16,662	$1,666	$5,001	$500
Mexican peso	344	11,990	(17,327)	(4,993)	(499)	(7,237)	(724)
	$17,883	$12,228	$(18,442)	$11,669	$1,167	$(2,236)	$(224)

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, zinc, lead and iron ore, which accounts for approximately 15% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s zinc and lead production at a fixed price over a 36 months period commencing July 2013. The Company does not use derivative instruments to hedge its commodity price risk to silver. The Company has call options on lead and zinc futures equivalent to the remaining production to be delivered under the terms of the prepayment facility. The call options were purchased to mitigate potential exposure to future price increases in lead and zinc.

As at September 30, 2013, a 10% increase or decrease of metal prices at September 30, 2013 would have the following impact on net earnings:

				September 30, 2013
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$1,196	$59	$730	$38	$2,023
Metals in doré and concentrates inventory	168	4	8	24	204
Prepayment facility	-	-	(2,379)	(2,336)	(4,715)
	$1,364	$63	$(1,641)	$(2,274)	$(2,488)

Political and Country Risk

First Majestic currently conducts foreign operations primarily in Mexico, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

OFF-BALANCE SHEET ARRANGEMENTS

At September 30, 2013, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the condensed interim consolidated financial statements and the related notes.

During 2011, the Company pledged certain properties of the San Martin Silver Mine as guarantees as part of the requirement for its tax appeal process with the Mexican tax authority (see note 23 of the condensed interim consolidated financial statements for the three and nine months ended September 30, 2013 and “Income and other taxes” below).

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the nine months ended September 30, 2013 and 2012, there were no significant transactions with related parties outside of the ordinary course of business.

SUBSEQUENT EVENTS

Subsequent to September 30, 2013:

a)	50,000 options were exercised for gross proceeds of CAD$102,000; and
b)	22,000 options were cancelled.

Pursuant to the above subsequent events, the Company has 117,024,840 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined as follows:

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Commencement of commercial production and production levels intended by management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property or mill expansion has reached the commercial production levels intended by management, such as daily average production levels and recoveries. The results of operations of the Company during the periods presented in these condensed interim consolidated financial statements have been impacted by management’s determination that the cyanidation plant at the La Parrilla mine was commissioned on March 1, 2012 and the Del Toro 1,000 tpd flotation circuit was commissioned effective April 1, 2013.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the US dollar as of January 1, 2013. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Impairment of property, plant and equipment assets and mining interests

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment assets and mining interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, tax reforms or tax increases, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

Depreciation and amortization rate for property, plant and equipment and depletion rate for mineral interests

Depletion, depreciation and amortization expenses are allocated based on assumed asset lives. Should the asset life, depletion rate or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of income.

Estimated reclamation and closure costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Mineral reserve estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Inventory valuation

Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver contained in the stockpile ore, assumptions of the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income and other taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

There are a number of significant changes in the Mexican Tax Reform package that will impact the Company effective January 1, 2014. Specifically, a 7.5% royalty calculated based on earnings before interest, taxes, depreciation and amortization will be imposed. In addition, a 0.5% additional royalty calculated based on revenues will be levied. Further, the planned corporate tax rate reductions to 29% in 2014 and 28% thereafter have been repealed and the corporate tax rate will remain at 30%. In addition, a 10% withholding tax on dividend distributions has been introduced but will not impact OECD tax treaties. Other aspects of the proposed tax reform will also impact the Company. These Mexican Tax Reform changes to the Federal Tax Code are significant and, are expected to increase the Company’s tax burden in Mexico and significantly impact management’s capital investment decisions going forward.

In December 2009, Mexico introduced tax consolidation reform tax rules which, effective January 2010, require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation will be recaptured from 2014 to 2021. In addition, the new Mexican Tax Reform of 2014 has replaced tax consolidation with a simplified three year deferral of consolidation benefits, after which the deferred tax of the third prior year will be recaptured.

During 2011, Minera El Pilón, S.A. de C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority Servicio de Administracion Tributaria for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.8 million (75.7 million Mexican pesos). The Company has defended all of the tax reassessments except for a remaining balance of $1.6 million (21.1 million Mexican pesos) regarding intercompany loan tax treatment that is currently still in appeal and pending resolution through the Mexican tax courts. The Company believes it is probable that it will defend itself successfully in these remaining claims and has not recorded a provision for any potential tax exposure relating to these reassessments.

During 2010, La Guitarra Compañía Minera, S.A. de C.V. (“La Guitarra”), a subsidiary acquired by the Company in 2012, had a tax reassessment from the Mexican tax authorities for the fiscal year 2003 relating to ineligible VAT refunds and tax treatment of intercompany loans with a maximum potential exposure of $3.1 million (40.8 million Mexican pesos). During 2012, La Guitarra received an initial judgment in favour of the Mexican tax authorities. This judgment is not considered a final legal ruling until the conclusion of the appeals mechanism. As at December 31, 2012, La Guitarra had posted cash as collateral (“Restricted Cash”) for a bond held with the Mexican tax authorities for $3.1 million (40.8 million Mexican pesos) and also accrued a VAT payable of $3.1 million related to the tax reassessment.

In May 2013, the Company submitted a voluntary tax amnesty, and in June 2013 the Company remitted $2.4 million (31.5 million Mexican pesos) related to the 2003 tax reassessment and, in exchange, received a credit for the remaining balance of $0.7 million (9.3 million Mexican pesos). As at September 30, 2013, the 2003 tax reassessment had been fully settled with the Mexican tax authorities and the Restricted Cash was returned. The gain on settlement of $0.7 million was recorded in other income during the period.

Since the acquisition of La Guitarra in July 2012, First Majestic has filed each monthly VAT claim for the remainder of 2012, and has been pursuing a plan to recover all of the pre-acquisition VAT refunds since October 2007. In the nine months ended September 30, 2013, La Guitarra had received VAT refunds related to October and November 2007 for $0.2 million (2.1 million Mexican pesos).

Due to the size, structure, complexity and nature of the Company’s operations, various tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

  maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
  provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com;
  the Company’s Annual Information Form; and
  the Company’s audited consolidated financial statements for the year ended December 31, 2012 and the unaudited condensed interim consolidated financial statements for the quarter and year to date ended September 30, 2013.